EXHIBIT 8

LIST OF SUBSIDIARIES

        We have the following active subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (France) S.A	France	100%
Attunity Pty Limited	Australia	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity Israel (1992) Ltd.	Israel	100%
Attunity Software Services (1991) Ltd.	Israel	98.8%
RepliWeb Inc.	United States	100%
RepliWeb (UK) Limited	United Kingdom	100%
RepliWeb Ltd.	Israel	100%